

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
e gmaldonado@gabelli.com

January 13, 2014

<u>Via Fax and Overnight Delivery</u>

Mr. Steven J. Borick
Chairman, Chief Executive Officer, President
Superior Industries International, Inc.
7800 Woodley Avenue
Van Nuys, CA 91406

Re: <u>Notice of Intent to Nominate Directors at the Company's 2014 Annual Meeting of Shareholders</u>

Dear Mr. Borick:

This letter is to advise you that GAMCO Asset Management Inc. ("GAMCO") hereby notifies Superior Industries International, Inc. ("the Company") that it intends to nominate Mr. Walter M. Schenker and Mr. Ryan J. Morris and Mr. Philip T. Blazek as nominees for election as directors to the Board of Directors of Superior Industries International, Inc. at the Company's 2014 Annual Meeting of Shareholders.

According to the list of officers available on the Company's website no individual currently holds the title of corporate secretary. Therefore this notice is being addressed to the Company's Chairman, Chief Executive Officer and President.

In accordance with the Company's bylaws we provide the following information concerning Mr. Walter M. Schenker.

1. The nominee's full name, age, principal occupation and employer.

    Walter M. Schenker, 66. Sole Principal, MAZ Capital Advisors, LLC.

    Business address for MAZ Capital Advisors, LLC is 1130 Route 46, Suite 22, Parsippany, NJ, 07054.

2. The nominee's address and telephone number.

    105 Windsor Drive, Pine Brook, NJ, 07058. (973) 277-2737

3. A biographical profile of the nominees, including educational background and business and professional experience.



G A M C O
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
e gmaldonado@gabelli.com

Mr. Schenker has worked in the investment business for over 40 years. He worked for a number of leading brokerage/investment banks as well as money management firms. In 1999, he was one of the founders of Titan Capital Management, a registered investment advisor and hedge fund. In June 2010, after the retirement of Mr. Schenker's partner, he founded MAZ Capital Advisors where he is self-employed. Since the mid-1970's Mr. Schenker has followed the automotive parts industry, and in the 1970's and 1980's published significant research on the industry and was quoted in major publications. Mr. Schenker has worked with public and private companies to advise and assist with raising capital. Mr. Schenker has been the lead plaintiff in securities class actions, and is knowledgeable on corporate governance issues. Mr. Schenker has served as a director of Sevcon, Inc. (NasdaqCM: SEV) since December 2013. Mr. Schenker graduated from Cornell University, with a Bachelor of Arts degree, and received a Masters in Business Administration from Columbia University.

GAMCO believes Mr. Schenker's qualifications to serve on the Board of Directors include his experience with many aspects of public company investing including accounting, financial reporting, capital allocation, strategic transactions and investor relations. GAMCO strongly supports the nomination of Mr. Schenker for election to the Board of Directors of the Company at its 2014 Annual Meeting of Shareholders.

A copy of Mr. Schenker's biographical sketch is enclosed (Exhibit A).

4. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.

> *We are advised that no business relationship exists between Mr. Schenker and the Company, directly or indirectly, and that Mr. Schenker would qualify under NYSE rules as an independent director.*

5. The classes and number of shares of stock of the Company owned beneficially and of record by the candidate.

> *As of the date hereof, Mr. Schenker directly owns 1,100 shares of the Company's Common Stock in his personal IRA account.*

Transactions In Securities of the Company During the Past Two Years
(Purchase/Sale) (Date of Purchase/Sale) (Shares of Common Stock Purchased/Sold)

Purchase 04/01/13 10,000
Sale 08/06/13 4,000
Sale 09/12/13 4,000
Sale 09/13/13 500
Sale 10/30/13 400



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
e gmaldonado@gabelli.com

6. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and

7. Any other information regarding the nominee that the Stockholder wishes the Board to consider in evaluating the recommended nominee.

> *In 2007, TCMP3 Partners, L.P., its general partner TCMP3 Capital, LLC, its investment manager Titan Capital Management, LLC, and portfolio managers Steven E. Slawson and Walter M. Schenker agreed to a settlement with the SEC in connection with unregistered securities offerings, which are commonly referred to as "PIPEs"(Private Investment in Public Equity). The settlement was reached without admitting or denying the allegations of the complaint.*

> *Mr. Schenker's written consent letter is enclosed (Exhibit B).*

In accordance with the Company's bylaws we provide the following information concerning Mr. Ryan J. Morris

8. The nominee's name, age, principal occupation and employer.

> *Ryan J. Morris, 29. Managing Partner, Meson Capital Partners LLC.*

> *Business address for Meson Capital Partners LLC is 2687 California Street, San Francisco, CA, 94115.*

9. The nominee's address and telephone number.

> *2687 California Street, San Francisco, CA, 94115. (607) 279-5382*

10. A biographical profile of the nominee, including educational background and business and professional experience.

> *Ryan J. Morris is the Managing Member of Meson Capital Partners LLC ("Meson LLC"), a San Francisco-based investment partnership, which he founded in February 2009. Mr. Morris is currently Executive Chairman of the Board of InfuSystem Holdings, Inc., (NYSE-MKT: INFU) (April 2012-Present). Mr. Morris has served as a director of Lucas Energy, Inc. (NYSE-MKT: LEI) since October 2012. Mr. Morris served as Chairman of the Board of Lucas Energy, Inc. from December 2012 through November 2013. Mr. Morris has served as a director of Sevcon, Inc. (NasdaqCM: SEV) since December 2013. From June 2011 through July 2012, Mr. Morris served as a member of*



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
e gmaldonado@gabelli.com

the equity committee responsible for maximizing value to the stockholders of HearUSA, Inc. Prior to founding Meson LLC, in July 2008 he co-founded VideoNote LLC, a small and profitable educational software company with customers including Cornell University and The World Bank, and he continues to serve as its Chief Executive Officer. Mr. Morris has a Bachelor's of Science and Masters of Engineering degree in Operations Research & Information Engineering from Cornell University. Mr. Morris is a Chartered Financial Analyst.

GAMCO believes that Mr. Morris's qualifications to serve on the Board of Directors include his position as Executive Chairman of the Board of InfuSystem Holdings, Inc. and his service on the Board of Directors of Lucas Energy, Inc. GAMCO believes Mr. Morris brings extensive investment experience, board experience, and strongly supports the nomination of Mr. Morris for election to the Board of Directors of the Company at its 2014 Annual Meeting of Shareholders.

A copy of Mr. Morris's biographical sketch is enclosed (Exhibit C).

11. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.

We are advised that no business relationship exists between Mr. Morris and the Company, directly or indirectly, and that Mr. Morris would qualify under NYSE rules as an independent director.

12. The classes and number of shares of stock of the Company owned beneficially and of record by the nominee.

At present, Mr. Morris does not hold any shares of stock of the Company.

13. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and

14. Any other information regarding the nominee that the Shareholder wishes the Board to consider in evaluating the recommended nominee.

Mr. Morris's written consent letter is enclosed (Exhibit D).



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
e gmaldonado@gabelli.com

In accordance with the Company's bylaws we provide the following information concerning Mr. Philip T. Blazek

15. The nominee's name, age, principal occupation and employer.

> *Philip T. Blazek, 46. President, Special Diversified Opportunities Inc.*
>
> *Business address for Special Diversified Opportunities Inc. is 500 Crescent Court, Suite 230, Dallas, TX, 75201.*

16. The nominee's address and telephone number.

> *10019 Rock Hill Lane, Dallas, TX, 75229. (469) 248-3743*

17. A biographical profile of the nominee, including educational background and business and professional experience.

> *Philip Blazek, 46, has been a principal executive, investor and investment banking advisor to companies in a range of both mature and emerging growth industries. He has extensive experience working with management teams regarding corporate strategy, allocation of capital, financial and strategic transactions, and business model improvements. Since 2013, Mr. Blazek serves as President of Special Diversified Opportunities Inc. (OTC Markets: SDOI), leading the company through the sale of its operating assets and strategic alternatives to deploy the proceeds. In 2012, he was Managing Director at Korenvaes Management, a debt and equity investment fund. From 2008 through 2011, Mr. Blazek was President and Chief Investment Officer of Blazek Crow Holdings Capital, an equity small cap value investment fund he founded with the Crow Holdings Family Office. From 2005 to 2008, he was a Partner at Greenway Capital, investing and providing new capital to small cap companies. His investment banking advisory tenure included Dresdner Kleinwort Wasserstein (formerly Wasserstein Perella) from 1996 to 2004 and the Investment Banking Division of Goldman Sachs from 1991 to 1994. He formerly served on the Board of Directors of State Wide Aluminum, an Elkhart, IN supplier to the auto industry. Mr. Blazek received an Economics degree at Harvard University in 1990 and MBA degree Harvard Business School in 1996.*
>
> *GAMCO believes that Mr. Blazek's qualifications to serve on the Board of Directors include his vast financial, strategic and investment experience working with companies in a wide range of industries. GAMCO believes Mr. Blazek brings extensive investment experience and strongly supports the nomination of Mr. Blazek for election to the Board of Directors of the Company at its 2014 Annual Meeting of Shareholders.*
>
> *A copy of Mr. Blazek's biographical sketch is enclosed (Exhibit E).*



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
e gmaldonado@gabelli.com

18. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.

> *We are advised that no business relationship exists between Mr. Blazek and the Company, directly or indirectly, and that Mr. Blazek would qualify under NYSE rules as an independent director.*

19. The classes and number of shares of stock of the Company owned beneficially and of record by the nominee.

> *At present, Mr. Blazek does not hold any shares of stock of the Company.*

20. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and

21. Any other information regarding the nominee that the Shareholder wishes the Board to consider in evaluating the recommended nominee.

> *Mr. Blazek's written consent letter is enclosed (Exhibit F).*

In addition, GAMCO provides the following information.

1. GAMCO's full name, principal occupation and employer.

   GAMCO is a registered investment adviser to institutional and high net worth investors. GAMCO is a wholly-owned subsidiary of GAMCO Investors, Inc., a publicly-traded company. GAMCO is not acting in concert with any affiliate or other person in connection with this nomination.

2. GAMCO's address and telephone number.

   GAMCO's principal offices are located at One Corporate Center, Rye, NY 10580. (914) 921-5100.

3. The classes and number of shares of stock of the Company owned beneficially and of record by GAMCO, including, if GAMCO is not a Stockholder of record, proof of ownership of the type referred to in the SEC's proxy rules.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
e gmaldonado@gabelli.com

As of January 13, 2014, GAMCO was the beneficial owner of 2,343,498 shares of the Company's Common Stock, representing 8.52% of the outstanding shares of the Common Stock. A copy of the most recent Schedule 13D filed on behalf of GAMCO and its affiliates, dated December 5, 2013, is enclosed (Exhibit G).

4. A description of all arrangements and understandings between GAMCO and each nominee being recommended by GAMCO and any other person or persons (including their names) pursuant to which the candidate is being nominated by the Stockholder; and

5. Any other information relating to GAMCO that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and rules of the NYSE.

   There are no arrangements or understanding between GAMCO and Mr. Schenker and Mr. Morris and Mr. Blazek or others pursuant to which Mr. Schenker and Mr. Morris and Mr. Blazek are being nominated by GAMCO.

   GAMCO and its affiliates are beneficial owners, on behalf of their investment advisory clients, of 35.12% of the common stock of Sevcon, Inc., for which Mr. Schenker and Mr. Morris serve as directors.

   Certain affiliates of GAMCO are beneficial owners of 2.57% of the common stock of InfuSystem Holdings, Inc., for which Mr. Morris serves as a director.

   Certain affiliates of GAMCO are beneficial owners of 1.02% of the common stock of Special Diversified Opportunities Inc., for which Mr. Blazek serves as President.

6. Whether GAMCO intends to deliver a proxy statement and form of proxy to holders.

   GAMCO may determine to deliver a proxy statement and form of proxy.

GAMCO and the nominees agree to make available to the Board of Directors all information reasonably requested in furtherance of the evaluation of this nomination.

This letter and all attachments hereto are submitted in a good faith effort to satisfy Superior Industries International, Inc. requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. GAMCO reserves all rights available to it under applicable law.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
e gmaldonado@gabelli.com

GAMCO intends to be present at the Annual Meeting of Shareholders in person or by proxy to nominate Mr. Schenker and Mr. Morris and Mr. Blazek to serve as directors of the Company and it intends to continue to own the shares of the Company through the date of the Annual Meeting.

Sincerely,

GAMCO Asset Management Inc.



By: George Maldonado

Enclosures

cc: Corporate Secretary
    Superior Industries International, Inc.
    7800 Woodley Avenue
    Van Nuys, CA 91406

Exhibit A

WALTER MILTON SCHENKER

PERSONAL BIOGRAPHY

ADDRESS AND CONTACT: 105 Windsor Drive
Pine Brook, NJ 07058
wschenker@mazpartners.com (E-mail)
973-277-2737 (Home)
973-641-5643 (Cell)
973-829-1335 (Work)

EDUCATION: Bachelor of Arts Degree
   Cornell University, College of Arts & Science, 1969
Master of Business Administration
   Columbia University Graduate School of Business, 1971
   Finance Major

CURRENT EMPLOYMENT: MAZ Capital Advisors LLC 2010-Present
   1130 Route 46, Suite 22, Parsippany, New Jersey, 07054
   Sole Principal

PRIOR EXPERIENCE: 1999-2010 - Titan Capital Management, LLC
   Primarily a hedge fund operating as TCMP3 Partners, LP
   One of three founders and Principals
   Only one down year and significantly outperformed S&P 500
   Partner retired in June 2010
1983-1999 - Worked at a series of buy side firms:
   Steinhardt Partners (hedge fund)
   Bear Stearns (derivatives desk)
   Gabelli & Company, Inc. (analyst/portfolio manager)
   Glickenhaus & Company (analyst/portfolio manager)
1971- 1983 - Worked as a sale side analyst for large brokerage firms:
   Lehman Brothers
   Drexel Burham Lambert
   Bear Stearns

PUBLIC BOARDS: Sevcon, Inc. (December 2013-Present)

REFERENCES: Yakov Kogan – CEO – Cleveland Biolabs Inc.
   73 High Street, Buffalo, NY, 14203

Mark Emalfarb – CEO – Dyadic International
   140 Intercoastal Pointe Drive, Suite 404, Jupiter, FL, 33477

Ward Paxton – CEO – Intrusion, Inc.
   1101 Arapaho Road, Richardson, TX, 75081

Jeff Parker – CEO – Parkervision, Inc.
  8493 Baymeadows Way, Jacksonville, FL, 32256

Larry Sills – CEO – Standard Motor Products
  3718 Northern Blvd., Long Island City, NY, 11101

Brad Larson – Former CEO – Meadow Valley Corp.
  Meza, AZ

Randy Fields – CEO – Park City Group
  299 South Main Street, Suite 2370, Salt Lake City, UT, 84111

Exhibit B

January 10, 2014

Mr. Steven J. Borick
Chairman, Chief Executive Officer, President
Superior Industries International, Inc.
7800 Woodley Avenue
Van Nuys, CA 91406

Re: Director Nomination

Dear Mr. Borick:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of Superior Industries International, Inc. ("Superior"). I hereby consent to being named as a nominee in Superior's proxy statement for its 2014 Annual Meeting of Shareholders, and to serving as a Director if elected.

Sincerely,

Walter Schenker

Walter M. Schenker

Exhibit C

Ryan J. Morris

Age:	29

Address: 2687 California Street
San Francisco, CA 94115

Principal Occupation: Managing Member of Meson Capital Partners LLC (2009-present), Executive Chairman of the Board of InfuSystem Holdings, Inc. (2012-present), Director of Lucas Energy, Inc. (2012-present), Director of Sevcon, Inc. (2013-present), Chief Executive Officer of VideoNote LLC (2008-present)

Other Directorships: InfuSystem Holdings, Inc.
Lucas Energy, Inc.
Sevcon, Inc.

Exhibit D

January 10, 2014

Mr. Steven J. Borick
Chairman, Chief Executive Officer, President
Superior Industries International, Inc.
7800 Woodley Avenue
Van Nuys, CA 91406

Re: Director Nomination

Dear Mr. Borick:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of Superior Industries International, Inc. ("Superior"). I hereby consent to being named as a nominee in Superior's proxy statement for its 2014 Annual Meeting of Shareholders, and to serving as a Director if elected.

Sincerely,

Ryan J. Morris

Exhibit E

Philip T. Blazek, CFA, MBA

Mobile: (214) 676-6688, Email: pblazek@spdopps.com; Home: 10019 Rock Hill Lane, Dallas, TX 75229

Summary: Senior executive leader excelling in portfolio company optimization, corporate strategy, mergers & acquisitions, corporate finance, small cap investments, business development, and multi-industry best practices:

- Led high performance internal/external teams
- Trusted advisor to corporate boards/institutions
- $40B M&A/equity/credit transaction list
- Sophisticated investment analytics/research

- Led strategic roadmaps for value & growth
- Proven small cap portfolio mgmt track record
- Led financial planning & analysis models
- Effective investor relations communicator

PROFESSIONAL EXPERIENCE

Special Diversified Opportunities Inc. (formerly Strategic Diagnostics)
President, Principal Executive Officer
May 2013 – Present   Dallas, TX / Wilmington, DE
Most senior executive officer of a small cap public company (ticker: SDOI) working with its Board, senior management and outside advisors to determine the best use of the Company's cash, public company status, and highly respected 30% shareholder, including M&A of private companies.
- Evaluate private M&A candidates and lead the related negotiations/strategy/due diligence/governance.
- Lead the closing of the divestiture of the company's operating business and related operational wind down, while maintaining public company filings and service providers.

Korenvaes Management LLC (Harlan B. Korenvaes Family Office)
Managing Director
February 2012 – July 2012   Dallas, TX
$125m global equity/credit fund, managed by Harlan Korenvaes (founder of HBK) in a family office with outside family LPs. Mr. Korenvaes decided to close the fund for personal reasons.
- Initiated ideas, performed due diligence, monitored investments, and served on investment committee.

Blazek Crow Holdings Capital, LP (Trammell Crow Family Office)
Founder, President & Chief Investment Officer
August 2008 – January 2012   Dallas, TX
Managed a research-driven, long/short public equities fund, ran in-house for Crow Holdings from 9/2/08 – 12/31/09, and spun out firm with capital raised from Crow Holdings on 1/1/10. Firm grew to 5 professionals and value appreciated 74% (gross) during 38 months before fund merged into Korenvaes.
- **Fundamental Company Analytics:** Combined macro and secular growth rate views of industries, with a bottom-up analysis of specific company investments. Employed a private equity style due diligence through cultivating ongoing discussions with companies' managements, customers and other industry participants. Best long investment ideas came from contrarian value and/or growth companies in transitions. Best short ideas came from companies deemed to have unsustainable growth rates/strategic positions, poor managements, flawed/over-hyped business models, or secularly declining industries. Focused on U.S. listed companies across several industries.
- **Investment Process Management:** Led all facets of a clearly defined investment process: idea generation, research and portfolio management. Constructed the portfolio and risk management within defined exposure parameters, typically around 50% net long and less than 125% gross exposure.
- **Investor Relations/Marketing:** Presented to over 100 potential limited partners, including family offices, institutions, wealth management and fund of funds. Managed limited partner relationships and wrote investor presentations/ letters. Raised equity from six family office investors.
- **Firm Management:** Managed 4 direct reports, overseeing hiring, training, performance reviews, budgets, efficient processes, accounting/audit/regulatory/legal, and partner/vendor negotiations.
- **Outstanding Fund Performance:** Achieved an overall 13% net IRR, with 17% volatility, versus 1.5% IRR (29% volatility) for Russell 2000 and 1.4% IRR (22% volatility) for S&P 500 for the same period.
- **Family Office Endowment Model:** Performed due diligence and presented economic views to Crow senior executives regarding investment manager selection, private equity and asset allocations.

Greenway Capital, LP
Partner, Generalist Research Analyst
February 2005 – July 2008   Dallas, TX

2nd employee of a small cap equity fund founded by Steven Becker and grown to $100m AUM.

- **Trusted Advisor to Portfolio Companies:** For PIPE, "special situations" and activist investments, advised management teams regarding strategy, business plan optimization, operational improvements, cost reductions, investor relations, research coverage, capital structure and M&A. Selectively pursued change agent tactics for unlocking value, including working constructively with management teams/boards, filing 13Ds/proxies, promoting new board members, and advancing M&A.
- **Fundamental Analysis:** Cultivated relationships with senior managements and conducted extensive due diligence via various industry participants. Performed various valuation techniques and financial scenario modeling. Invested in a range of industries: technology/internet, biotech/medtech, business services, consumer/restaurants, healthcare, industrial, and transportation.
- **New Equity Injections:** Evaluated hundreds of direct equity or equity-link financings in pre-IPO, public companies (i.e. PIPEs), or special situations, sourced by cultivating relationships with C-suites/boards or via numerous placement agents. Negotiated structures and pricing for transactions.

Dresdner Kleinwort Wasserstein (formerly with predecessor, Wasserstein Perella)
July 1996 – December 2004

Co-Head of North American Investment Banking Group: Technology/Business Services
January 2001 – November 2004   Dallas, TX

- **Group Management and International Account Relationships:** Built and managed the firm's technology/business services group providing trusted advisory services for mergers & acquisitions, joint ventures, restructurings, private equity placement and debt capital markets. Cultivated senior management relationships with companies and financial buyers of all sizes throughout the U.S. and Europe. Managed a team of across a matrix organization, with direct P&L responsibilities.
- **Strategic Thought Leadership:** Advised clients on competitive strategy, "game changing" transactions, competitive consequences of disruptive technologies/strategic M&A, and valuation impacts of various industries' life cycle evolution (growth, consolidation, and secular decline).
- **International Transactions:** Executed M&A, debt and equity transactions, including European cross-border. Gained extensive experience in negotiations, leading due diligence and presenting fairness opinions, business cases and transaction analysis to managements/boards of directors/private equity.

Vice President, Investment Banking Technology Group
Sept. 1999 – Dec. 2000   San Francisco, CA

- **Start-up Technology Group:** Co-led the opening of the firm's San Francisco office and the development of its high tech industry corporate finance practice and client relationships.
- **Transaction Execution:** Managed deal teams in the origination/execution of M&A, restructuring, and public/private equity transactions.

Associate, M&A and Leveraged Finance Group
July 1996 – August 1999   Los Angeles, CA

- Managed deal teams in the origination and execution of numerous M&A, public high yield debt, public/private equity and restructuring transactions in a various sectors including consumer/restaurants, gaming, financial services, industrial, media, real estate, technology and transportation.
- Extensive experience in complex deal negotiation, financial modeling and debt covenant analysis.

James M. Hoak Capital Corp. ($150mm Private Equity Fund and Hoak Family Office)
Summer Associate in the Private Equity Group, 1995   Dallas, TX

The Goldman Sachs Group (Investment Banking Division)
January 1991 – July 1994

Senior Financial Analyst, Technology/Media/Telecom Corporate Finance Group
June 1993 – July 1994   New York, NY

- Core deal team member in a transaction execution capacity working with all the firm's product areas to deliver investment banking services, including *initial public offerings* ("IPO"), equity/debt capital markets products, derivatives, leveraged finance, M&A, principal investments and private placements.
- Produced financial models, due diligence and all presentation work product for these transactions, while managing internal transaction teams and external clients, accountants, bankers and lawyers.

Credit Analyst, Credit Group
January 1991 – May 1993   New York, NY
- Performed credit analysis, financial modeling, due diligence and rating agency presentations, in collaboration with M&A, leveraged finance and debt capital markets deal teams. Industries included financial services, consumer/restaurants, healthcare, industrial, media/telecom, retail and transportation.

EDUCATION

CFA: Chartered Financial Analyst credential earned 1996

Harvard Business School
Master in Business Administration: Finance & General Management, 1994-1996   Cambridge, MA
Teaching Fellow/Section Leader for Undergraduate Course in Micro/Macro Economics (EC 10)

Harvard University
Bachelor of Arts in Economics, *cum laude*, 1986-1990   Cambridge, MA
Senior honors thesis graded *summa cum laude* by Prof. Martin Feldstein and Prof. Gregory Mankiw
Elected Student Government Leader: Chairman of Finance Committee

Exhibit F

January 10, 2014

Mr. Steven J. Borick
Chairman, Chief Executive Officer, President
Superior Industries International, Inc.
7800 Woodley Avenue
Van Nuys, CA 91406

Re: Director Nomination

Dear Mr. Borick:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of Superior Industries International, Inc. ("Superior"). I hereby consent to being named as a nominee in Superior's proxy statement for its 2014 Annual Meeting of Shareholders, and to serving as a Director if elected.

Sincerely,



Philip T. Blazek

Exhibit G

Amendment number 14 to Schedule 13D, filed on December 5, 2013 (complete filing available on EDGAR).